BECTON, DICKINSON AND COMPANY

1 Becton Drive

Franklin Lakes, New Jersey 07414

April 20, 2015

VIA EDGAR

Amanda Ravitz

Nicholas P. Panos

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Becton, Dickinson and Company
Registration Statement filed on Form S-4
File No. 333-203013
Filed April 9, 2015, as amended

Dear Ms. Ravitz and Mr. Panos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Becton, Dickinson and Company (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 3:00 p.m. EST on Wednesday, April 22, 2015, or as soon as thereafter practicable.

Please note that the Registrant acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey S. Sherman
Jeffrey S. Sherman Senior Vice President and General Counsel

cc:	Skadden, Arps, Slate, Meagher & Flom LLP